UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D


                  Under the Securities Exchange Act of 1934


                   FOCUS ENTERTAINMENT INTERNATIONAL, INC.
                              (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)


                                 34415W 20 6
                               (CUSIP Number)


                               Michael Morrison
                           1739 Cheshire Bridge Road
                            Atlanta, Georgia 30324
                               (404) 253-1112
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 August 2, 2000
                        (Date of event Which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 34415W 20 6

   (1)  Name of Reporting                     Michael Morrison
        Persons. S.S. or                      ###-##-####
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b) X

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of
        Organization                         State of Georgia

                                  (7)  Sole Voting
                                       Power         4,648,500 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         4,648,500 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        4,648,500 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount                        94.8
        in Row (11)

  (14)  Type of Reporting
        Persons                                      IN

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.001 par value per share (the "Shares"), of Focus Entertainment International, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 1739 Cheshire Bridge Road, Atlanta, Georgia 30324.

Item 2. Identity and Background

        (a) This Statement is filed by Michael Morrison ("Morrison"), an individual residing in the State of Georgia.

        (b) and (c)

        The principal business address of Morrison is 1739 Cheshire Bridge Road, Atlanta, Georgia 30324. The principal business of Morrison is President of Focus Entertainment International, Inc.

        (d) In March 1999, Morrison was convicted of violating a Georgia law that prohibits the distribution of devices designed to stimulate the sex organs.

              In November 1999, Morrison was convicted of battery in Fulton County State Court. Morrison received probation with terms of community service.

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Morrison is a citizen of the State of Georgia.

Item 3. Source and Amount of Funds or Other Consideration

        Morrison acquired 4,000,000 shares of the Company's Common Stock as a result of a reverse merger with 9 1/2 weeks, An Adult Fantasy Store, Inc. on April 25, 1997. Morrison acquired 600,000 shares of the Company's Common Stock through the acquisition of Morrison Distributor's Ltd. on July 1, 1997. Mr. Morrison purchased 48,500 shares of the Company's Common Stock for his own investment on the open market.

Item 4. Purpose of the Transaction

      Morrison acquired 4,000,000 shares of the Company's Common Stock as a result of a reverse merger on April 25, 1997 with 9 1/2 Weeks, An Adult Fantasy Store, Inc.

	Morrison acquired 600,000 shares of the Company's Common Stock through the acquisition of Morrison Distributor's Ltd. on July 1, 1997.

	Morrison purchased 48,500 shares of the Company Common Stock for his own investment.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Morrison is the beneficial owner of 4,648,500 shares of the Company's Common Stock, which totals 94.8% of the outstanding Common Stock. Morrison, as an individual, has the power to direct the vote or disposition of the shares beneficially owned by him.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None.

Item 7. Materials to be Filed as Exhibits

        None.


                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Michael Morrison
                                    MICHAEL MORRISON, Individually



Dated: August 9, 2000